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[ANTERO RESOURCE FINANCE CORPORATION LETTERHEAD]

April 30, 2010

VIA EDGAR AND OVERNIGHT MAIL

Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549-4628
Attention:	Mr. Parker Morrill
Re:	Antero Resources Finance Corporation Registration Statement on Form S-4 Filed February 12, 2010 File No. 333-164876

Dear Mr. Morrill:

        Set forth below are the responses of Antero Resources Finance Corporation, a Delaware corporation (the "Company"), to comments received from the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") by letter dated March 8, 2010, with respect to the Company's Registration Statement on Form S-4, File No. 333-164876, filed with the Commission on February 12, 2010 (the "Registration Statement"). On the date hereof, the Company has filed Amendment No. 1 to the Registration Statement ("Amendment No. 1"). Amendment No. 1 incorporates the Company's responses to the Staff's comments in the March 8, 2010 letter. Amendment No. 1 also incorporates the Company's financial and operating information for the year ended December 31, 2009.

        For your convenience, each response is prefaced by the exact text of the Staff's corresponding comment in italicized text.

General

          1.     We note that you are registering the exchange notes in reliance on our position enunciated in Exxon Capital Holdings Corporation, SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

  Response:

          The Company acknowledges the Staff's comment and has attached such supplemental letter as Annex I hereto.

          2.     Please provide updated financial statements with your next amendment.

  Response:

          The Company has included its updated financial statements in Amendment No. 1.

Management, page 96

          3.     Please clarify the position(s) each officer and director hold in each of the Antero Resource Entities.

  Response:

          The Company acknowledges the Staff's comment and has revised its disclosure as requested. Please see page 93 of Amendment No. 1.

Signatures

          4.     Please provide the signatures required by the General Instructions to Form S-4 for the registrant and each registrant guarantor. For persons who occupy more than one of the positions requiring a signature, clearly indicate each capacity in which that person signs the registration statement.

  Response:

          The Company acknowledges the Staff's comment and has revised its disclosure as requested. Please see page II-6 of Amendment No. 1.

Exhibits

          5.     Please file the omitted exhibits as soon as possible. We must review these documents before the registration statement is declared effective, and we may have additional comments.

  Response:

          The Company acknowledges the Staff's comment and has filed all previously omitted exhibits with the filing of Amendment No. 1.

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Closing Comments

        Please direct any questions or comments regarding the foregoing to me, Glen C. Warren, Jr., at (303) 357-7310 or David Oelman of Vinson & Elkins L.L.P. at 713.758.3708.

Sincerely,
/s/ Glen C. Warren, Jr. Glen C. Warren, Jr. President, Chief Financial Officer and Secretary Antero Resources Finance Corporation

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 ANNEX I

[LETTERHEAD OF ANTERO RESOURCES FINANCE CORPORATION]

April 30, 2010

Securities and Exchange Commission 100 F Street NE Mail Stop 7010 Washington, D.C. 20549-7010
Attn:	Parker Morrill Division of Corporation Finance
Re:	Registration Statement on Form S-4 Filed February 12, 2010 File No. 333-164876

Dear Mr. Morrill:

        This letter supplements the Registration Statement on Form S-4 of Antero Resources Finance Corporation (the "Company") with respect to an offer to exchange (the "Exchange Offer") the Company's 9.375% Senior Notes due 2017, which were originally issued on November 17, 2009 and January 19, 2010 (the "Outstanding Notes"), for new notes with terms materially identical to the Outstanding Notes but which will be registered under the Securities Act of 1933, as amended (the "Exchange Notes"). In connection with the above-referenced Registration Statement (the "Registration Statement"), the Company hereby confirms and represents as follows:

        The Company is registering the Exchange Offer in reliance on the Staff's position and representations set forth in Shearman & Sterling, SEC No-Action Letter (available July 2, 1993), Morgan Stanley & Co., Inc., SEC No-Action Letter (available June 5, 1991), and Exxon Capital Holding Corp., SEC No-Action Letter (available May 13, 1988) (together, the "No Action Letters").

        The Company has not entered into any arrangement or understanding with any person to distribute the Exchange Notes to be received in the Exchange Offer and, to the best of the Company's knowledge and belief, each person participating in the Exchange Offer is acquiring the Exchange Notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the Exchange Notes to be received in the Exchange Offer. In this regard, the Company will make each person participating in the Exchange Offer aware (through the prospectus or the letter of transmittal) that, if such person is tendering Outstanding Notes in the Exchange Offer with the intention of participating in any manner in a distribution of the Exchange Notes, such person (i) cannot rely on the Staff position enunciated in the No Action Letters or interpretative letters to similar effect and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act of 1933, as amended (the "Securities Act"), in connection with a secondary resale transaction. The Company acknowledges that such a secondary resale transaction by such person participating in the Exchange Offer for the purpose of distributing the Exchange Notes should be covered by an effective registration statement containing the selling security holder information required by Item 507 or Item 508, as applicable, of Regulation S-K.

        The Company will make each person participating in the Exchange Offer aware (through the prospectus or the letter of transmittal) that any broker-dealer that will receive Exchange Notes for its own account in exchange for Outstanding Notes that were acquired as a result of market-making activities or other trading activities may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such Exchange Notes.

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        4.     Neither the Company nor any of its affiliates have entered into any arrangement or understanding with any broker-dealer to distribute the Exchange Notes.

        5.     The Company will include in the letter of transmittal to be executed by an exchange offeree in order to participate in the Exchange Offer a provision to the effect that if the exchange offeree is a broker-dealer holding Outstanding Notes acquired for its own account as a result of market-making activities or other trading activities, such broker-dealer will acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of Exchange Notes received in respect of such Outstanding Notes pursuant to the Exchange Offer. The letter of transmittal also will include a statement to the effect that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

        If any additional supplemental information is required by the Staff, please contact the undersigned at (303) 357-7310 or David P. Oelman of Vinson & Elkins L.L.P., whose telephone number and mailing address are shown on the facing sheet of the Registration Statement.

Very truly yours,
ANTERO RESOURCES FINANCE CORPORATION
By:	/s/ Glen C. Warren, Jr. Glen C. Warren, Jr. President, Chief Financial Officer and Secretary

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[ANTERO RESOURCE FINANCE CORPORATION LETTERHEAD]
ANNEX I [LETTERHEAD OF ANTERO RESOURCES FINANCE CORPORATION]